Exhibit 21. Subsidiaries of the Registrant

The following is a list of all subsidiaries of the Registrant, the state under which they are incorporated and the names under which such subsidiaries do business.

Name of subsidiary	Name(s) under which	State of incorporation
subsidiary does business
Prospect Capital Funding, LLC	Prospect Capital Funding, LLC	Delaware